

December 22, 2011

<u>Via E-mail</u>
Mr. David K. Spohr
Senior Vice President & Director of Fund Administration – Kenmar Preferred Investments Corp.
Principal Accounting/Financial Officer
World Monitor Trust III – Series J
900 King Street, Suite 100
Rye Brook, NY 10573

> **Re: World Monitor Trust III – Series J**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 18, 2011**
> **Form 10-Q for period ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 0-51651**

Dear Mr. Spohr:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for fiscal year ended December 31, 2010</u>

<u>Item 1. Business, page 4</u>

<u>The Trading Advisors and Trading Vehicles, page 5</u>

1.   In future filings, briefly discuss the trading strategy or focus of each trading advisor or advise. In addition to the fee terms disclosed, please discuss the duration, termination, and allocation provisions of the trading advisor agreements.

2.   We note the managing owner terminated the accounts with GLC and Graham during the reporting period. In future filings, please discuss the reasons for terminating a trading advisor.

Item 1A. Risk Factors, page 6

(23) Forward Contracts, Swaps, Hybrids and Other Derivatives are Not Subject to CFTC Regulations, page 13

3.   In future filings, please discuss the principal terms of the OTC instruments/ agreements used and clarify whether they are based on an industry standard master agreement. Please tell us why you have not identified the counterparties to such agreements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 30

Results of Operations, page 38

4.   In future filings, please disclose each trading advisors contribution to your increase in NAV per interest and the allocation of your assets to each trading advisor at the end of the reporting period.

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31.1 and 31.2

5.   In future filings, please provide your officer certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 exactly as prescribed by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the period ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

General

6.   We note the significant fluctuations in certain of your investment line items per your statements of financial condition. Please tell us the basis for such changes in asset allocation. For instance, please detail to us the change in the composition of 'Cash and cash equivalents' as well as 'Investments in securities, at fair value' as of December 31, 2009, December 31, 2010, and September 30, 2011. Refer to Item 303(b)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

David Spohr
World Monitor Trust III – Series J
December 22, 2011
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Kevin Woody, Accounting Branch Chief at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Adviser at 202.551.3391 or the undersigned at 202.551.3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Adviser